

Mail Stop 3030

June 18, 2010

<u>Via U.S. Mail</u>

Mr. Daniel J. Starks
Chief Executive Officer
St. Jude Medical, Inc.
One St. Jude Medical Drive
St. Paul, MN   55117

> **Re: St. Jude Medical, Inc.**
> **Form 10-K for fiscal year ended January 2, 2010**
> **Filed March 2, 2010**
> **File No. 1-12441**

Dear Mr. Starks:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief